FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For April 3, 2003

NDT Ventures Ltd.

(Translation of registrant's name into English)

860 - 625 Howe Street

Vancouver, BC V6C 2T6

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

EXHIBITS

Exhibit 1

Exhibit

Press Release dated April 3, 2003

NDT VENTURES LTD.

PRESS RELEASE

April 3, 2003                                                                                                    #03-07

Suite 860 - 625 Howe Street, Vancouver, B.C.  V6C 2T6, CANADA  Telephone: (604) 687-7545;Facsimile: (604) 689-5041

$1.25 M SHORT FORM OFFERING COMPLETED

NDT Ventures Ltd. (TSXV:NDE) is pleased to announce that it has completed a public offering, pursuant to a Short Form Offering Document dated March 25, 2003, of 6,950,000 units at $0.18 per unit, raising gross proceeds of $1,251,000.  The offering was composed of 5,560,000 flow-through units and 1,390,000 non-flow-through units.  Each flow-through unit is comprised of one flow-through common share and one half of one non-flow-through share purchase warrant.  Each non-flow-through unit is comprised of one non-flow-through common share and one half of one non-flow-through share purchase warrant.  The warrants are non-transferable and entitle the holder to purchase one additional common share at a price of $0.27 until April 3, 2004.

First Associates Investments Inc. was the agent for the offering.  The agent was paid a cash commission of $93,825, issued 1,042,500 agent's warrants, and paid a corporate finance fee of $15,000 plus GST.  Each of the agent's warrants is exercisable into one common share at a price of $0.20 until April 3, 2004.

The agent's warrants, any shares issued upon exercise of the agent's warrants, 611,000 of the units, and any shares issued under such units are subject to a hold period and may not be traded until August 4, 2003, except as permitted by applicable securities legislation and the TSX Venture Exchange.

The proceeds from this financing will be used to further the advancement of NDT's Melville Diamond Project exploration activities and for general working capital.

On Behalf of the Board,

NDT VENTURES LTD.

“Fred G. Hewett”

________________________________

Fred G. Hewett, President

For further information please contact the Company at (604)687-7545 or (888)338-2200

** INTERNET ADDRESS: www.northair.com/ndt/ ** Email:  info@northair.com

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release. This news release may contain forward looking statements which are not historical facts, such as ore reserve estimates, anticipated production or results, sales, revenues, costs, or discussions of goals, and involves a number of risks and uncertainties that could cause actual results to differ materially from those projected. These risks and uncertainties include, but are not limited to, metal price volatility, volatility of metals production; and project development, ore reserve estimates, cost engineering estimate risks, geological factors and exploration results.  See the Company's Form 6-K and 20-F reports for a more detailed discussion of factors that may impact expected results.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NDT Ventures Ltd.

(Registrant)

By:/s/ Gail Sharp

(Signature)

Gail Sharp, Corporate Secretary

Date: April 3, 2003